THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 30, 2023 Dated this 30th day of May, 2023 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Isabelle Vachon Scrutineer 1. Scrutineers' Report on result of vote by ballot on the Election of Directors The undersigned Scrutineers hereby report that the shareholders present in person or represented by proxy at this Meeting voted on the Election of Directors as follows: Nominees For % For Withhold % Withhold 1. Latasha Akoma 119,652,631 99.63% 447,513 0.37% 2. Sheila C. Bair 118,397,258 98.58% 1,702,886 1.42% 3. Marc Bedard 119,705,396 99.67% 394,748 0.33% 4. Pierre Larochelle 119,691,639 99.66% 408,505 0.34% 5. Dane L. Parker 119,696,886 99.66% 403,258 0.34% 6. Ann L. Payne 118,440,176 98.62% 1,659,968 1.38% 7. Pierre-Oliver Perras 117,246,333 97.62% 2,853,811 2.38% 8. Michel Ringuet 119,696,919 99.66% 403,225 0.34% 9. Lorenzo Roccia 118,411,055 98.59% 1,689,089 1.41% 10. Pierre Wilkie 119,680,898 99.65% 419,246 0.35%

THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 30, 2023 Dated this 30th day of May, 2023 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Isabelle Vachon Scrutineer 2. Scrutineers' Report on result of vote by ballot on the Appointment of Raymond Chabot Grant Thornton LLP as Auditors of the Corporation The undersigned Scrutineers hereby report that on the poll taken on the above-mentioned motion, the shareholders present in person or represented by proxy at this Meeting voted as follows: Total Votes Percentage of Votes Cast Votes For 128,326,823 99.71% Votes Withheld 370,836 0.29% Total Votes Cast 128,697,659 100.00%